Sun Life Reports Fourth Quarter and Full Year 2024 Results
The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. ("SLF Inc.") for the period ended December 31, 2024. SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Asset Management, Canada, United States ("U.S."), Asia, and Corporate. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with International Financial Reporting Standards ("IFRS"). Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding. Certain 2023 results in the Drivers of Earnings and Contractual Service Margin ("CSM") Movement Analysis were refined to more accurately reflect how the business is managed.

TORONTO, ON - (February 12, 2025) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the fourth quarter and full year ended December 31, 2024.
•Underlying net income(1) of $965 million decreased $18 million or 2% from Q4'23 (full year - $3,856 million increased $128 million or 3% from 2023); underlying ROE(1) was 16.5% (full year - 17.2%).
◦Wealth & asset management underlying net income(1): $486 million, up $47 million or 11% (full year - $1,823 million, up $97 million or 6%).
◦Group - Health & Protection underlying net income(1): $266 million, down $99 million or 27% (full year - $1,196 million, down $117 million or 9%).
◦Individual - Protection underlying net income(1): $339 million, up $55 million or 19% (full year - $1,270 million, up $133 million or 12%).
◦Corporate expenses & other(1): $(126) million net loss, an increase of $(21) million in net loss or 20% (full year - $(433) million net loss, an improvement of $15 million in net loss or 3%).
•Reported net income of $237 million decreased $512 million or 68% from Q4'23 (full year - $3,049 million decreased $37 million or 1% from 2023); reported ROE(1) was 4.0% (full year - 13.6%).
•Assets under management ("AUM")(1) of $1,542 billion increased $142 billion or 10% from December 31, 2023.

“In 2024 Sun Life achieved strong underlying net income in Asia and Canada, growing 17 percent and six percent over last year, respectively. We also experienced solid growth in Individual Protection with a 20 percent increase in sales over last year, and an 18 percent increase in new business CSM. SLC Management recognized strong net inflows and capital raising throughout the year with a 33 percent increase in net inflows over last year, and capital raising of $24 billion,” said Kevin Strain, President and CEO of Sun Life.

“In the fourth quarter we saw sustained momentum in our Asia business. Our reported net income was affected by market conditions and an impairment in our Vietnam business. Our U.S. business faced some industry-related challenges resulting in unfavourable morbidity experience in medical stop-loss, while we saw improvements in underlying results in our U.S. dental business. Our capital position remains strong with a LICAT ratio of 152 percent at SLF, and we remain confident that our steadfast focus on our Clients, coupled with our balanced and diversified business strategy, positions us well for long-term growth.”

Financial and Operational Highlights

	Quarterly results		Year-to-date
Profitability	Q4'24	Q4'23	2024	2023
Underlying net income ($ millions)(1)	965	983	3,856	3,728
Reported net income - Common shareholders ($ millions)	237	749	3,049	3,086
Underlying EPS ($)(1)(2)	1.68	1.68	6.66	6.36
Reported EPS ($)(2)	0.41	1.28	5.26	5.26
Underlying ROE(1)	16.5%	18.4%	17.2%	17.8%
Reported ROE(1)	4.0%	14.0%	13.6%	14.7%

Growth	Q4'24	Q4'23	2024	2023
Wealth sales & asset management gross flows ($ millions)(1)	60,999	45,750	196,074	173,820
Group - Health & Protection sales ($ millions)(1)	1,270	1,459	2,737	2,942
Individual - Protection sales ($ millions)(1)	743	707	2,983	2,491
Assets under management ("AUM") ($ billions)(1)	1,542	1,400	1,542	1,400
New business Contractual Service Margin ("CSM") ($ millions)(1)	306	381	1,473	1,253

Financial Strength	Q4'24	Q4'23
LICAT ratios (at period end)(3)
Sun Life Financial Inc.	152%	149%
Sun Life Assurance(4)	146%	141%
Financial leverage ratio (at period end)(1)(5)	20.1%	21.5%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in our Management's Discussion and Analysis ("MD&A") for the period ended December 31, 2024 ("2024 Annual MD&A").
(2)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(4)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(5)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $10.3 billion as at December 31, 2024 (December 31, 2023 - $9.6 billion).
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Financial and Operational Highlights - Quarterly Comparison (Q4'24 vs. Q4'23)

($ millions)	Q4'24
Underlying net income by business type(1)(2):	Sun Life	Asset Management	Canada	U.S.	Asia	Corporate
Wealth & asset management	486	360	101	—	25	—
Group - Health & Protection	266	—	153	113	—	—
Individual - Protection	339	—	112	48	179	—
Corporate expenses & other	(126)	—	—	—	(29)	(97)
Underlying net income(1)	965	360	366	161	175	(97)
Reported net income (loss) - Common shareholders	237	326	253	(7)	11	(346)
Change in underlying net income (% year-over-year)	(2)%	9%	5%	(36)%	22%	nm(3)
Change in reported net income (% year-over-year)	(68)%	10%	(27)%	nm(3)	(75)%	nm(3)
Wealth sales & asset management gross flows(1)	60,999	54,008	4,938	—	2,053	—
Group - Health & Protection sales(1)	1,270	—	88	1,161	21	—
Individual - Protection sales(1)	743	—	142	—	601	—
Change in wealth sales & asset management gross flows (% year-over-year)	33%	41%	(9)%	—	2%	—
Change in group sales (% year-over-year)	(13)%	—	(49)%	(9)%	31%	—
Change in individual sales (% year-over-year)	5%	—	(17)%	—	12%	—

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the 2024 Annual MD&A.
(2)For more information about the business types in Sun Life's business groups, see section A - How We Report Our Results in the 2024 Annual MD&A.
(3)Not meaningful.

Underlying net income(1) of $965 million decreased $18 million or 2% from prior year, driven by:
•Wealth & asset management(1) up $47 million: Higher fee income in Asset Management, Canada, and Asia, partially offset by lower net investment results in Canada.
•Group - Health & Protection(1)(2) down $99 million: Unfavourable morbidity experience in U.S. medical stop-loss and less favourable morbidity experience in Canada, partially offset by business growth in Canada.
•Individual - Protection(1)(2) up $55 million: Improved protection experience in Asia and Canada and higher contributions from joint ventures in Asia.
•Corporate expenses & other(1) $(21) million increase in net loss primarily reflecting higher expenses largely from continued investments in our Asia businesses and incentive compensation in Asia.

Reported net income of $237 million decreased $512 million or 68% from prior year, driven by:
•Lower tax-exempt investment income of $234 million in Corporate;
•An impairment charge of $186 million on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors; and
•A non-recurring provision in U.S. Dental; partially offset by
•Market-related impacts primarily reflecting improved real estate experience(3).

Underlying ROE was 16.5% and reported ROE was 4.0% (Q4'23 - 18.4% and 14.0%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 152%.

(1)Refer to section C - Profitability in this document for more information on notable items attributable to reported and underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income. For more information about the business types in Sun Life's operating segments/business groups, see section A - How We Report Our Results in the
2024 Annual MD&A.
(2)Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types in the U.S. business group.
(3)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
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Business Group Highlights

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management underlying net income of $360 million increased $29 million or 9% from prior year, driven by:
•MFS(1) up $40 million (up US$25 million): Higher fee income from higher average net assets ("ANA") partially offset by higher expenses. The MFS pre-tax net operating profit margin(2) improved to 40.5% for Q4'24, compared to 39.4% in the prior year.
•SLC Management down $11 million: Lower fee-related earnings mostly offset by higher net seed investment income. Fee-related earnings(2) decreased 14% reflecting higher expenses primarily from incentive compensation, partially offset by higher AUM driven by strong capital raising and deployment across the platform. Fee-related earnings margin(2) was 23.0% for Q4'24, compared to 24.2% in the prior year.

Reported net income of $326 million increased $29 million or 10% from prior year, driven by the increase in underlying net income.

Foreign exchange translation led to an increase of $8 million in underlying and reported net income, respectively.

Asset Management ended Q4'24 with $1,121 billion of AUM(2), consisting of $871 billion (US$606 billion) in MFS and $250 billion in SLC Management. Total Asset Management net outflows of $14.3 billion in Q4'24 reflected MFS net outflows of $28.5 billion (US$20.4 billion) primarily reflecting institutional product net outflows, partially offset by SLC Management net inflows of $14.1 billion reflecting strong capital raising and deployment across the platform.

MFS continued to experience solid fixed income flows, generating US$1.5 billion in net inflows for this asset class during the quarter, and launched five active exchange traded funds ("ETFs"), continuing to expand the diverse range of investment products offered to Clients, while also meeting the growing demand for tax-efficient products.

lnfraRed Capital Partners ("lnfraRed") closed its sixth flagship value-added infrastructure fund during the fourth quarter with over US$1 billion in capital commitments. The fund aims to generate value by creating and de-risking essential mid-market infrastructure companies and projects in the energy, digital, and transport sectors.

The SLC Management team also won the 2024 Insurance Investor North American Award for Insurance Investment Strategy of the Year, reflecting the effort, innovation, and strength of talent that defines our team and highlights our commitment to our Clients.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $366 million increased $16 million or 5% from prior year, reflecting:
•Wealth & asset management up $9 million: Business growth and higher fee income driven by higher AUM largely offset by lower net investment results, including unfavourable credit experience.
•Group - Health & Protection down $6 million: Business growth and higher investment results more than offset by less favourable morbidity experience reflecting higher claims volumes and longer claims durations.
•Individual - Protection up $13 million: Favourable mortality experience driven by lower claims, and higher investment results.
•Lower earnings on surplus across all businesses primarily reflecting lower net interest income.

Reported net income of $253 million decreased $95 million or 27% from prior year, reflecting market-related and ACMA(3) impacts. The market-related impacts were primarily from unfavourable interest rate impacts partially offset by improved real estate experience.

Canada's sales(4):
•Wealth sales & asset management gross flows of $5 billion were down 9%, reflecting timing of defined benefit solution sales in Group Retirement Services ("GRS") and lower guaranteed product sales in Individual Wealth, partially offset by higher mutual fund sales in Individual Wealth.
•Group - Health & Protection sales of $88 million were down 49%, reflecting higher large case sales in the prior year.
•Individual - Protection sales of $142 million were down 17%, reflecting lower third-party sales.

(1)MFS Investment Management ("MFS").
(2)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the 2024 Annual MD&A.
(3)Assumption changes and management actions ("ACMA").
(4)Compared to the prior year.
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We remain focused on building innovative health solutions, including online pharmacy services through the Lumino Health Pharmacy App, provided by Pillway and its affiliates, which offers quick and easy access to medications and pharmacist support. Registered users increased 40% from the prior quarter. Further, in October, we launched the Designed for Health report, which focuses on chronic disease in the workplace and offers new insights and strategies to support employee health.

In November, we launched a three-year partnership with Tribal Wi-Chi-Way-Win Capital Corporation (“TWCC”)(1) to provide Contact Centre services for the Canadian Dental Care Plan. This partnership will double the size of TWCC's Contact Centre, bringing new employment opportunities to Manitoba. We are committed to advancing our Partnership Accreditation in Indigenous Relations certification.

U.S.: A leader in health and benefits
U.S. underlying net income of US$115 million decreased US$72 million or 39% ($161 million decreased $92 million or 36%) from prior year, driven by:
•Group - Health & Protection(2) down US$71 million: Unfavourable morbidity experience in medical stop-loss driven by claims severity.
•Individual - Protection(2) down US$1 million: In line with the prior year.

Reported net loss was US$1 million compared to reported net income of US$77 million in the prior year (reported net loss was $7 million compared to reported net income of $101 million in the prior year), reflecting the decrease in underlying net income and a non-recurring provision in Dental, partially offset by ACMA impacts. Unfavourable interest rate impacts were mostly offset by improved real estate experience.

Foreign exchange translation led to an increase of $4 million in underlying net income and an increase of $1 million in reported net loss.

U.S. group sales of US$830 million were down 11% ($1,161 million, down 9%), reflecting lower Dental, employee benefits and medical stop-loss sales. Dental sales primarily reflected lower Medicaid sales.

We continue to expand our capabilities and advance our strategy to help our members access the health care and coverage they need. In Health and Risk Solutions, we launched Clinical 360+, an expanded stop-loss program that gives members digital access to personalized tools and care services through one easy app in collaboration with specialized health partners. Members can now directly interact with clinicians and resources tailored to their specific health needs. Our Clinical 360+ program helps increase early care intervention and improve health outcomes for our members.

In Employee Benefits, we expanded our Healthcare Professional long-term disability coverage to provide more income protection and return-to-work support for non-physician healthcare providers. Offering competitive benefits has become a powerful tool for healthcare organizations to recruit and retain talent, while helping to mitigate the provider shortages across the U.S. healthcare system.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $175 million increased $32 million or 22% from prior year, driven by:
•Wealth & asset management up $9 million: Higher fee income primarily driven by higher AUM.
•Individual - Protection up $41 million: Improved protection experience and higher contributions from joint ventures.
•Regional office expenses & other $(18) million increased net loss reflecting continued investments in the business across the region and higher incentive compensation.

Reported net income of $11 million decreased $33 million or 75% from prior year, driven by an impairment charge on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors, partially offset by market-related impacts and the increase in underlying net income. The market-related impacts were primarily from favourable interest rate impacts and improved real estate experience.

Foreign exchange translation led to an increase of $4 million in underlying net income and an increase of $6 million in reported net income.

Asia's sales(3):
•Individual sales of $601 million were up 12%, driven by higher sales in International due to a large case sale, India reflecting growth in the bancassurance and direct-to-consumer channels, and Hong Kong from growth in agency and bancassurance channels.
•Wealth sales & asset management gross flows were in line with prior year as higher money market fund sales in the Philippines and higher Mandatory Provident Fund ("MPF") sales in Hong Kong were offset by lower fixed income fund sales in India.

New business CSM of $201 million in Q4'24 was down from $223 million in the prior year, primarily driven by business mix.

(1)Tribal Wi-Chi-Way-Win Capital Corporation is 100% Indigenous owned by Five Manitoba Tribal Councils and several Independent Manitoba First Nations.
(2)Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types in the U.S. business group.
(3)Compared to the prior year.
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We are committed to helping our Clients achieve lifetime financial security through financial literacy initiatives across the region. In Vietnam, we launched a series of financial literacy campaigns to promote awareness of financial planning and insurance, and to empower individuals with financial knowledge, fostering a more optimistic and secure future for our Clients.

We launched MPF Navigator in Hong Kong, an innovative digital platform developed with a leading fintech partner. This tool empowers Clients with personalized retirement planning advice, real-time market insights, and convenient MPF account management. By combining advanced technology with expert guidance, we are enhancing our Clients' digital experience and helping them make informed decisions for their financial future.

Corporate
Underlying net loss was $97 million, in line with prior year's underlying net loss of $94 million.

Reported net loss was $346 million compared to reported net loss of $41 million in the prior year, reflecting lower tax exempt investment income.

In 2024, Sun Life was certified as a Great Place to Work® in Canada, the U.S., Vietnam, the Philippines, Indonesia, Malaysia, Singapore, India, and Ireland. In addition, SLC Management was also named 2024 Best Places to Work in Money Management for the fifth year in a row by Pensions & Investments(1). These recognitions reflect our inclusive culture and commitment to our people. Sun Life fosters a positive work environment where we provide the resources and flexibility to support mental, physical and professional well-being, and where employees feel motivated and equipped to excel in serving our Clients.

(1)Pensions & Investments, a global news source of money management.
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6    Sun Life Financial Inc.     Fourth Quarter 2024        EARNINGS NEWS RELEASE

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2024, Sun Life had total assets under management of $1.54 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results
Sun Life Financial Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Asset Management, Canada, U.S., Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements" collectively) and interim and annual management's discussion and analysis ("MD&A"). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), the accounting requirements of the Office of the Superintendent of Financial Institutions ("OSFI"). Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.
Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document are impacted by rounding. Certain 2023 results in the Drivers of Earnings and Contractual Service Margin ("CSM") Movement Analysis were refined to more accurately reflect how the business is managed.

1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in section H - Non-IFRS Financial Measures in this document, section M - Non-IFRS Financial Measures in our 2024 Annual MD&A, and the Supplementary Financial Information package on www.sunlife.com under Investors - Financial results and reports.

2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section I - Forward-looking Statements in this document.

3. Additional Information
Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the Annual and Interim MD&A and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2024. These documents are filed with securities regulators in Canada and are available at www.sedarplus.ca. SLF Inc.'s Annual Consolidated Financial Statements, Annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s Interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.
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B. Financial Summary

($ millions, unless otherwise noted)	Quarterly results			Year-to-date
Profitability	Q4'24	Q3'24	Q4'23	2024	2023
Net income (loss)
Underlying net income (loss)(1)	965	1,016	983	3,856	3,728
Reported net income (loss) - Common shareholders	237	1,348	749	3,049	3,086
Diluted earnings per share ("EPS") ($)
Underlying EPS (diluted)(1)	1.68	1.76	1.68	6.66	6.36
Reported EPS (diluted)	0.41	2.33	1.28	5.26	5.26
Return on equity ("ROE") (%)
Underlying ROE(1)	16.5%	17.9%	18.4%	17.2%	17.8%
Reported ROE(1)	4.0%	23.8%	14.0%	13.6%	14.7%

Growth	Q4'24	Q3'24	Q4'23	2024	2023
Sales
Wealth sales & asset management gross flows(1)	60,999	41,915	45,750	196,074	173,820
Group - Health & Protection sales(1)	1,270	445	1,459	2,737	2,942
Individual - Protection sales(1)	743	730	707	2,983	2,491
Total AUM ($ billions)(1)	1,542.3	1,514.6	1,399.6	1,542.3	1,399.6
New business Contractual Service Margin ("CSM")(1)	306	383	381	1,473	1,253

Financial Strength	Q4'24	Q3'24	Q4'23
LICAT ratios
Sun Life Financial Inc.	152%	152%	149%
Sun Life Assurance(2)	146%	147%	141%
Financial leverage ratio(1)(3)	20.1%	20.4%	21.5%
Book value per common share ($)	40.63	39.88	36.51
Weighted average common shares outstanding for basic EPS (millions)	575	578	584
Closing common shares outstanding (millions)	574	577	585

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
(2)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.
(3)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $10.3 billion as at December 31, 2024 (September 30, 2024 - $9.9 billion; December 31, 2023 - $9.6 billion).

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C. Profitability
The following table reconciles our Common shareholders' net income ("reported net income") and underlying net income. All factors discussed in this document that impact underlying net income are also applicable to reported net income. Certain adjustments and notable items also impact the CSM, such as mortality experience and assumption changes; see section E - Contractual Service Margin in this document for more information.

	Quarterly results
($ millions, after-tax)	Q4'24	Q3'24	Q4'23
Underlying net income (loss) by business type(1):
Wealth & asset management	486	474	439
Group - Health & Protection	266	345	365
Individual - Protection	339	306	284
Corporate expenses & other	(126)	(109)	(105)
Underlying net income(1)	965	1,016	983
Add: Market-related impacts	(179)	29	(193)
Assumption changes and management actions ("ACMA")	11	36	(1)
Other adjustments	(560)	267	(40)
Reported net income - Common shareholders	237	1,348	749
Underlying ROE(1)	16.5%	17.9%	18.4%
Reported ROE(1)	4.0%	23.8%	14.0%
Notable items attributable to reported and underlying net income(1):
Mortality	10	3	(5)
Morbidity	(22)	60	91
Lapse and other policyholder behaviour ("policyholder behaviour")	—	(5)	(11)
Expenses	(10)	(25)	(26)
Credit(2)	(34)	(61)	(18)
Other(3)	16	30	(2)

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2024 Annual MD&A.
(2)Credit includes rating changes on assets measured at Fair value through profit or loss ("FVTPL"), and the Expected credit loss ("ECL") impact for assets measured at Fair value through other comprehensive income ("FVOCI").
(3)Other notable items are recorded in Net Insurance Service Result and Net Investment Result in the Drivers of Earnings analysis. For more details, see section H - Non-IFRS Financial Measures in this document.

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Quarterly Comparison - Q4'24 vs. Q4'23
Underlying net income(1) of $965 million decreased $18 million or 2%, driven by:
•Wealth & asset management(1) up $47 million: Higher fee income in Asset Management, Canada, and Asia, partially offset by lower net investment results in Canada.
•Group - Health & Protection(1)(2) down $99 million: Unfavourable morbidity experience in U.S. medical stop-loss and less favourable morbidity experience in Canada, partially offset by business growth in Canada.
•Individual - Protection(1)(2) up $55 million: Improved protection experience in Asia and Canada and higher contributions from joint ventures in Asia.
•Corporate expenses & other(1) $(21) million increase in net loss primarily reflecting higher expenses largely from continued investments in our Asia businesses and incentive compensation in Asia.

Reported net income of $237 million decreased $512 million or 68%, driven by:
•Lower tax-exempt investment income of $234 million in Corporate;
•An impairment charge of $186 million on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors; and
•A non-recurring provision in U.S. Dental; partially offset by
•Market-related impacts primarily reflecting improved real estate experience(3).

Underlying ROE was 16.5% and reported ROE was 4.0% (Q4'23 - 18.4% and 14.0%, respectively).

1.Market-related impacts
Market-related impacts represent the difference between actual versus expected market movements(4). Market-related impacts resulted in a decrease of $179 million to reported net income, primarily driven by interest rate impacts and real estate experience.

2.Assumption changes and management actions
The net impact of assumption changes and management actions was an increase of $11 million to reported net income and includes methods and assumptions changes on insurance contracts as well as related impacts. These included various small enhancements. For additional details refer to "Assumption Changes and Management Actions by Type" in section E - Contractual Service Margin in this document.

3.Other adjustments
Other adjustments decreased reported net income $560 million, reflecting lower tax-exempt investment income in Corporate, an impairment charge on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors, a non-recurring provision in U.S. Dental, and DentaQuest integration costs and amortization of acquired intangible assets.

4.Experience-related items
In the fourth quarter of 2024, notable experience items included:
•Unfavourable morbidity experience largely in U.S. medical stop-loss, partially offset by favourable morbidity experience in Canada;
•Unfavourable credit experience primarily in Canada; and
•Other experience was favourable primarily from Canada.

5. Income taxes
The statutory tax rate is impacted by various items, such as lower taxes on income subject to tax in foreign jurisdictions, tax-exempt investment income, and other sustainable tax benefits.

The Q4'24 effective income tax rate(5) on underlying net income and reported net income was 17.4% and 63.2% respectively. The effective income tax rate on reported net income reflects the non-deductible impairment charge on an intangible asset in Vietnam as well as lower tax-exempt investment income.

6. Impacts of foreign exchange translation
Foreign exchange translation led to an increase of $16 million in underlying net income and an increase of $17 million in reported net income.

(1)Refer to section H - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.
(2)Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types in the U.S. business group.
(3)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
(4)Except for risk free rates which are based on current rates, expected market movements are based on our medium-term outlook which is reviewed annually.
(5)Our effective income tax rate on reported net income is calculated using Total income (loss) before income taxes, as detailed in Note 19 in our 2024 Annual Consolidated Financial Statements. Our effective income tax rate on underlying net income is calculated using pre-tax underlying net income, as detailed in section H - Non-IFRS Financial Measures in this document, and the associated income tax expense.
10    Sun Life Financial Inc.     Fourth Quarter 2024        EARNINGS NEWS RELEASE

D. Growth
1. Sales and Gross Flows

	Quarterly results
($ millions)	Q4'24	Q3'24	Q4'23
Wealth sales & asset management gross flows by business segment(1)
Asset Management gross flows	54,008	36,259	38,322
Canada wealth sales & asset management gross flows	4,938	3,755	5,424
Asia wealth sales & asset management gross flows	2,053	1,901	2,004
Total wealth sales & asset management gross flows(1)	60,999	41,915	45,750
Group - Health & Protection sales by business segment(1)
Canada	88	124	174
U.S.	1,161	300	1,269
Asia(2)	21	21	16
Total group sales(1)	1,270	445	1,459
Individual - Protection sales by business segment(1)
Canada	142	112	171
Asia	601	618	536
Total individual sales(1)	743	730	707
CSM - Impact of new insurance business ("New business CSM")(1)	306	383	381

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
(2)In underlying net income by business type, Group businesses in Asia have been included with Individual - Protection. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2024 Annual MD&A.

Total wealth sales & asset management gross flows increased $15.2 billion or 33% year-over-year ($13.8 billion(1) or 30%(1), excluding foreign exchange translation).
•Asset Management gross flows increased $14.3 billion(1) or 37%(1), driven by higher gross flows in SLC Management and MFS.
•Canada wealth sales & asset management gross flows decreased $0.5 billion or 9%, reflecting timing of defined benefit solution sales in GRS and lower guaranteed product sales in Individual Wealth, partially offset by higher mutual fund sales in Individual Wealth.
•Asia wealth sales & asset management gross flows were in line with prior year, as higher money market fund sales in the Philippines and higher MPF sales in Hong Kong were offset by lower fixed income fund sales in India.

Total group health & protection sales decreased $189 million or 13% from prior year ($220 million(1) or 15%(1), excluding foreign exchange translation).
•Canada group sales decreased $86 million or 49%, reflecting higher large case sales in the prior year.
•U.S. group sales decreased $139 million(1) or 11%(1), reflecting lower Dental, employee benefits and medical stop-loss sales. Dental sales primarily reflected lower Medicaid sales.

Total individual protection sales increased $36 million or 5% from prior year ($22 million(1) or 3%(1), excluding foreign exchange translation).
•Canada individual sales decreased $29 million or 17%, reflecting lower third-party sales.
•Asia individual sales increased $51 million(1) or 10%(1), driven by higher sales in International due to a large case sale, India reflecting growth in the bancassurance and direct-to-consumer channels, and Hong Kong from growth in agency and bancassurance channels.

New business CSM represents growth derived from sales activity in the period. The impact of new insurance business drove a $306 million increase in CSM, compared to $381 million in the prior year, primarily driven by business mix.

(1)This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section
H - Non-IFRS Financial Measures in this document.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2024    11

2. Assets Under Management
AUM consists of general funds, the investments for segregated fund holders ("segregated funds") and third-party assets managed by the Company. Third-party AUM is comprised of institutional and managed funds, as well as other AUM related to our joint ventures.

	Quarterly results
($ millions)	Q4'24	Q3'24	Q2'24	Q1'24	Q4'23
Assets under management(1)
General fund assets	221,935	216,180	207,545	204,986	204,789
Segregated funds	148,786	145,072	136,971	135,541	128,452
Third-party assets under management(1)
Retail	648,515	633,767	607,727	606,320	567,657
Institutional, managed funds and other	568,437	562,565	553,798	563,773	537,424
Total third-party AUM(1)	1,216,952	1,196,332	1,161,525	1,170,093	1,105,081
Consolidation adjustments	(45,333)	(43,014)	(41,240)	(40,540)	(38,717)
Total assets under management(1)	1,542,340	1,514,570	1,464,801	1,470,080	1,399,605

(1)Represents a non-IFRS financial measure. See section H - Non-IFRS Financial Measures in this document.

AUM increased $142.7 billion or 10% from December 31, 2023, primarily driven by:
(i)favourable market movements on the value of segregated, retail, institutional and managed funds of $110.3 billion;
(ii)an increase of $89.0 billion from foreign exchange translation (excluding the impacts of general fund assets); and
(iii)an increase in AUM of general fund assets of $17.1 billion primarily driven by general operating activities and favourable impacts from foreign exchange translation; partially offset by
(iv)net outflows from segregated funds and third-party AUM of $60.7 billion;
(v)Client distributions of $7.6 billion; and
(vi)a decrease of $5.4 billion from other business activities.

Segregated fund and third-party AUM net outflows of $13.6 billion during the quarter were comprised of:

($ billions)	Q4'24	Q3'24	Q2'24	Q1'24	Q4'23
Net flows for Segregated fund and Third-party AUM:
MFS	(28.5)	(19.1)	(20.2)	(11.7)	(15.3)
SLC Management	14.1	1.7	(0.7)	1.5	3.9
Canada, Asia and other	0.8	0.5	1.1	(0.3)	—
Total net flows for Segregated fund and Third-party AUM	(13.6)	(16.9)	(19.8)	(10.5)	(11.4)

Third-Party AUM increased by $111.9 billion or 10% from December 31, 2023, primarily driven by:
(i)favourable market movements of $94.9 billion; and
(ii)foreign exchange translation of $91.0 billion; partially offset by
(iii)net outflows of $61.1 billion;
(iv)Client distributions of $7.6 billion; and
(v)a decrease of $5.4 billion from other business activities.

12    Sun Life Financial Inc.     Fourth Quarter 2024        EARNINGS NEWS RELEASE

E. Contractual Service Margin
Contractual Service Margin represents a source of stored value for future insurance profits and qualifies as available capital for LICAT purposes. CSM is a component of insurance contract liabilities. The following table shows the change in CSM including its recognition into net income in the period, as well as the growth from new insurance sales activity.

	For the full year ended	For the full year ended
($ millions)	December 31, 2024	December 31, 2023
Beginning of Period	11,786	10,865
Impact of new insurance business(1)	1,473	1,253
Expected movements from asset returns & locked-in rates(1)	703	560
Insurance experience gains/losses(1)	(77)	67
CSM recognized for services provided	(1,135)	(919)
Organic CSM Movement(1)(2)	964	961
Impact of markets & other(1)	124	(38)
Impact of change in assumptions(1)	30	364
Currency impact	462	(104)
Disposition(3)	—	(262)
Total CSM Movement	1,580	921
Contractual Service Margin, End of Period(4)	13,366	11,786

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
(2)Organic CSM movement is a component of both total CSM movement and organic capital generation.
(3)Relates to the sale of Sun Life UK. For additional information, refer to Note 3 in our 2024 Annual Consolidated Financial Statements.
(4)Total company CSM presented above is comprised of CSM on Insurance contracts issued of $13,028 million (December 31, 2023 - $11,845 million), net of CSM Reinsurance contacts held of $(338) million (December 31, 2023 - $59 million).

Total CSM ended Q4'24 at $13.4 billion, an increase of $1.6 billion or 13% from December 31, 2023:
•Organic CSM movement was driven by the impact of new insurance business, reflecting strong sales in Asia, primarily in Hong Kong, and Canada, primarily in individual protection.
•Unfavourable insurance experience from Canada and Asia, partially offset by the U.S.
•Favourable impact of markets and other driven by interest and equity experience.
•Impact of change in assumptions include the adverse impacts of a new reinsurance treaty and lapse updates, partially offset with favourable net mortality.
•Favourable currency impacts in Asia and the U.S.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2024    13

Assumption Changes and Management Actions by Type
The impact on CSM of ACMA is attributable to insurance contracts and related impacts under the general measurement approach ("GMA") and variable fee approach ("VFA"). For insurance contracts measured under the GMA, the impacts flow through the CSM at locked-in discount rates. For insurance contracts measured under the VFA, the impact flows through the CSM at current discount rates. The following table sets out the impacts of ACMA on our reported net income and CSM for the three months ended December 31, 2024.

For the three months ended December 31, 2024
($ millions)	Reported net income impacts (After-tax)(1)(2)	Deferred in CSM (Pre-tax)(2)(3)(4)	Comments
Mortality/morbidity	7	22	Minor updates to reflect mortality/morbidity experience.
Policyholder behaviour	—	—
Expense	—	(19)	Minor updates to reflect expense experience.
Financial	(25)	—	Minor updates to various financial-related assumptions.
Modelling enhancement and other	29	138	Various enhancements and methodology changes. The largest item was a favourable refinement to Par business in International in Asia.
Total impact of change in assumptions	11	141

(1)In this document, the reported net income impact of ACMA is shown in aggregate for Net insurance service result and Net investment result, and excludes amounts attributable to participating policyholders.
(2)CSM is shown on a pre-tax basis as it reflects the changes in our insurance contract liabilities, while reported net income is shown on a post-tax basis to reflect the impact on capital.
(3)The impact of change in assumptions in the CSM rollforward of $30 million is comprised of $(23) million for the three months ended March 31, 2024, $7 million for the three months ended June 30, 2024, $(95) million for the three months ended September 30, 2024, and $141 million for the three months ended December 31, 2024, as referenced in the table above.
(4)Total impact of change in assumptions represents a non-IFRS financial measure for amounts deferred in CSM. For more details, see section
M - Non-IFRS Financial Measures in the 2024 Annual MD&A.

14    Sun Life Financial Inc.     Fourth Quarter 2024        EARNINGS NEWS RELEASE

F. Financial Strength

($ millions, unless otherwise stated)	Q4'24	Q3'24	Q2'24	Q1'24	Q4'23
LICAT ratio(1)
Sun Life Financial Inc.	152%	152%	150%	148%	149%
Sun Life Assurance	146%	147%	142%	142%	141%
Capital
Subordinated debt	6,179	6,177	6,926	6,179	6,178
Innovative capital instruments(2)	200	200	200	200	200
Equity in the participating account	496	621	567	510	457
Non-controlling interests	76	79	92	106	161
Preferred shares and other equity instruments	2,239	2,239	2,239	2,239	2,239
Common shareholders' equity(3)	23,318	22,989	21,803	21,790	21,343
Contractual Service Margin(4)	13,366	12,836	12,512	12,141	11,786
Total capital	45,874	45,141	44,339	43,165	42,364
Financial leverage ratio(4)(5)	20.1%	20.4%	22.6%	21.1%	21.5%
Dividend
Underlying dividend payout ratio(5)	50%	46%	47%	52%	46%
Dividends per common share ($)	0.840	0.810	0.810	0.780	0.780
Book value per common share ($)	40.63	39.88	37.70	37.41	36.51

(1)Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(2)Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), see section J - Capital and Liquidity Management in the 2024 Annual MD&A.
(3)Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.
(4)The calculation for the financial leverage ratio was updated to include the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $10.3 billion as at December 31, 2024 (September 30, 2024 - $9.9 billion; June 30, 2024 - $9.6 billion; March 31, 2024 - $9.9 billion; December 31, 2023 - $9.6 billion).
(5)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.

1. Life Insurance Capital Adequacy Test
The Office of the Superintendent of Financial Institutions has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary, is also subject to the LICAT guideline.

SLF Inc.'s LICAT ratio of 152% as at December 31, 2024 increased three percentage points compared to December 31, 2023, driven by organic capital generation, net of shareholder dividend payments, ACMA, and market movements, partially offset by share buybacks.

Sun Life Assurance's LICAT ratio of 146% as at December 31, 2024 increased five percentage points compared to December 31, 2023, driven by organic capital generation net of dividend payments to SLF Inc., market movements, and ACMA.

The Sun Life Assurance LICAT ratios in both periods are well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2024    15

2. Capital
Our total capital consists of subordinated debt and other capital instruments, CSM, equity in the participating account and total shareholders' equity which includes common shareholders' equity, preferred shares and other equity instruments, and non-controlling interests. As at December 31, 2024, our total capital was $45.9 billion, an increase of $3.5 billion compared to December 31, 2023. The increase to total capital included reported net income of $3,049 million, an increase of $1,580 million in CSM, favourable impacts of foreign exchange translation of $1,346 million included in other comprehensive income (loss) ("OCI"), and the issuance of $750 million principal amount of Series 2024-1 Subordinated Unsecured 5.12% Fixed/Floating Debentures, which is detailed below. This was partially offset by the payment of $1,875 million of dividends on common shares of SLF Inc. ("common shares"), a decrease of $855 million from the repurchase and cancellation of common shares, which is detailed below, and the redemption of $750 million principal amount of Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures, which is detailed below.

In Q4'24, organic capital generation(1) was $350 million, which measures the change in capital, net of dividends, above LICAT requirements excluding the impacts of markets and other non-recurring items. Organic capital generation was driven by underlying net income and new business CSM.

Our capital and liquidity positions remain strong with a LICAT ratio of 152% at SLF Inc., a financial leverage ratio of 20.1%(1) and $1.4 billion in cash and other liquid assets(1) as at December 31, 2024 in SLF Inc.(2) (December 31, 2023 - $1.6 billion).

Capital Transactions
On May 15, 2024, SLF Inc. issued $750 million principal amount of Series 2024-1 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2036. An amount equal to the net proceeds from the offering of such debentures will be used to finance or refinance, in whole or in part, new and/or existing Eligible Assets as defined in our Sustainability Bond Framework dated April 2024.

On August 13, 2024, SLF Inc. redeemed all of the outstanding $750 million principal amount of Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures, in accordance with the redemption terms attached to such debentures. The redemptions were funded from existing cash and other liquid assets.

Normal Course Issuer Bids
On August 29, 2023, SLF Inc. commenced a normal course issuer bid, which was in effect until August 28, 2024 (the "2023 NCIB").

On August 26, 2024, SLF Inc. announced that OSFI and the Toronto Stock Exchange (“TSX”) had approved its previously announced renewal of its normal course issuer bid to purchase up to 15 million of its common shares (the “2024 NCIB”). The 2024 NCIB commenced on
August 29, 2024 and continues until August 28, 2025, or such earlier date as SLF Inc. may determine, or such date as SLF Inc. completes its purchases of common shares pursuant to the 2024 NCIB. Any common shares purchased by SLF Inc. pursuant to the 2024 NCIB will be cancelled or used in connection with certain equity settled incentive arrangements.

Shares purchased and subsequently cancelled under both bids were as follows:

	Quarterly results		Year-to-date		Aggregate(1)
	Q4'24		2024
	Common shares purchased (millions)	Amount ($ millions)(2)	Common shares purchased (millions)	Amount ($ millions)(2)	Common shares purchased (millions)	Amount ($ millions)(2)
2023 NCIB (expired August 28, 2024)	—	—	7.7	546	10.5	733
2024 NCIB	3.0	249	3.8	309	3.8	309
Total	3.0	249	11.5	855

(1)Represents the balance of common shares purchased and subsequently cancelled under the life of the normal course issuer bids to-date.
(2)Excludes the impact of excise tax on net repurchases of equity. The Government of Canada's 2023 Budget introduced a new 2% excise tax on net repurchases of equity occurring on or after January 1, 2024, and this new legislation became enacted in June 2024.

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
(2)SLF Inc. (the ultimate parent company) and its wholly-owned holding companies.
16    Sun Life Financial Inc.     Fourth Quarter 2024        EARNINGS NEWS RELEASE

G. Performance by Business Segment

	Quarterly results
($ millions)	Q4'24	Q3'24	Q4'23
Underlying net income (loss)(1)
Asset Management	360	344	331
Canada	366	375	350
U.S.	161	219	253
Asia	175	170	143
Corporate	(97)	(92)	(94)
Total underlying net income (loss)(1)	965	1,016	983
Reported net income (loss) - Common shareholders
Asset Management	326	644	297
Canada	253	382	348
U.S.	(7)	339	101
Asia	11	32	44
Corporate	(346)	(49)	(41)
Total reported net income (loss) - Common shareholders	237	1,348	749

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2024 Annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2024    17

1. Asset Management

	Quarterly results
Asset Management (C$ millions)	Q4'24	Q3'24	Q4'23
Underlying net income(1)	360	344	331
Add: Market-related impacts	(14)	(6)	(6)
Management's ownership of MFS shares	—	(10)	(11)
Acquisition, integration and restructuring(2)(3)	(14)	322	(12)
Intangible asset amortization	(6)	(6)	(5)
Reported net income - Common shareholders	326	644	297
Assets under management (C$ billions)(1)	1,121.3	1,103.1	1,015.9
Gross flows (C$ billions)(1)	54.0	36.3	38.3
Net flows (C$ billions)(1)	(14.3)	(17.4)	(11.4)
MFS (C$ millions)
Underlying net income(1)	301	297	261
Add: Management's ownership of MFS shares	—	(10)	(11)
Reported net income - Common shareholders	301	287	250
Assets under management (C$ billions)(1)	871.2	872.7	792.8
Gross flows (C$ billions)(1)	37.2	31.3	30.4
Net flows (C$ billions)(1)	(28.5)	(19.1)	(15.3)
MFS (US$ millions)
Underlying net income(1)	216	218	191
Add: Management's ownership of MFS shares	—	(8)	(8)
Reported net income - Common shareholders	216	210	183
Pre-tax net operating margin for MFS(1)	40.5%	40.5%	39.4%
Average net assets (US$ billions)(1)	630.5	626.2	566.6
Assets under management (US$ billions)(1)(4)	605.9	645.3	598.6
Gross flows (US$ billions)(1)	26.6	22.9	22.3
Net flows (US$ billions)(1)	(20.4)	(14.0)	(11.2)
Asset appreciation (depreciation) (US$ billions)	(19.1)	41.2	53.9
SLC Management (C$ millions)
Underlying net income(1)	59	47	70
Add: Market-related impacts	(14)	(6)	(6)
Acquisition, integration and restructuring(2)(3)	(14)	322	(12)
Intangible asset amortization	(6)	(6)	(5)
Reported net income - Common shareholders	25	357	47
Fee-related earnings(1)	79	72	92
Pre-tax fee-related earnings margin(1)(5)	23.0%	24.2%	24.2%
Pre-tax net operating margin(1)(5)	21.1%	21.8%	21.8%
Assets under management (C$ billions)(1)	250.1	230.4	223.1
Gross flows - AUM (C$ billions)(1)	16.8	5.0	8.0
Net flows - AUM (C$ billions)(1)	14.1	1.7	3.9
Fee earning assets under management ("FE AUM") (C$ billions)(1)	192.7	182.5	176.9
Gross flows - FE AUM (C$ billions)(1)	8.6	6.4	9.2
Net flows - FE AUM (C$ billions)(1)	6.5	4.2	5.6
Assets under administration ("AUA") (C$ billions)(1)	15.9	15.3	49.8
Capital raising (C$ billions)(1)	10.2	7.1	5.5
Deployment (C$ billions)(1)	6.3	4.6	7.3
(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $13 million in Q4'24 (Q3'24 - $19 million; Q4'23 - $24 million).
(3)Primarily reflects a decrease of $334 million in estimated future payments for options to purchase the remaining ownership interests of SLC Management affiliates in Q3'24. For additional information, refer to Note 5 of our 2024 Annual Consolidated Financial Statements.
(4)Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS' U.S. GAAP assets and liabilities as at December 31, 2024.
(5)Based on a trailing 12-month basis. For more details, see section H - Non-IFRS Financial Measures in this document.

18    Sun Life Financial Inc.     Fourth Quarter 2024        EARNINGS NEWS RELEASE

Profitability
Quarterly Comparison - Q4'24 vs. Q4'23
Asset Management underlying net income of $360 million increased $29 million or 9% driven by:
•MFS up $40 million (up US$25 million): Higher fee income from higher ANA partially offset by higher expenses. The MFS pre-tax net operating profit margin(1) improved to 40.5% for Q4'24, compared to 39.4% in the prior year.
•SLC Management down $11 million: Lower fee-related earnings mostly offset by higher net seed investment income. Fee-related earnings(1) decreased 14% reflecting higher expenses primarily from incentive compensation, partially offset by higher AUM driven by strong capital raising and deployment across the platform. Fee-related earnings margin(1) was 23.0% for Q4'24, compared to 24.2% in the prior year.

Reported net income of $326 million increased $29 million or 10%, driven by the increase in underlying net income.

Foreign exchange translation led to an increase of $8 million in underlying and reported net income, respectively.

Growth
2024 vs. 2023
Asset Management AUM of $1,121.3 billion increased $105.4 billion or 10% from December 31, 2023 driven by:
•Net asset value changes of $175.8 billion; partially offset by
•Net outflows of $62.8 billion; and
•Client distributions of $7.6 billion.

MFS' AUM increased US$7.3 billion or 1% from December 31, 2023, driven by:
•Increase in asset values from higher equity markets of US$65.1 billion, partially offset by net outflows of US$57.8 billion.

In Q4'24, 95%, 48%, and 25% of MFS' U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively.

SLC Management's AUM increased $27.0 billion or 12% from December 31, 2023 driven by:
•Asset value changes of $17.9 billion and net inflows of $16.6 billion, partially offset by Client distributions of $7.6 billion.
•Net inflows were comprised of capital raising and Client contributions, totaling $33.2 billion, partially offset by outflows of
$16.6 billion.

SLC Management's FE AUM increased $15.9 billion or 9% from December 31, 2023, driven by:
•Net inflows of $14.7 billion and asset value changes of $12.7 billion, partially offset by Client distributions of $11.6 billion.
•Net inflows were comprised of capital deployment and Client contributions, totaling $29.4 billion, partially offset by outflows of
$14.6 billion.

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2024    19

2. Canada

	Quarterly results
($ millions)	Q4'24	Q3'24	Q4'23
Wealth & asset management(1)	101	101	92
Group - Health & Protection(1)	153	172	159
Individual - Protection(1)	112	102	99
Underlying net income(1)	366	375	350
Add: Market-related impacts	(106)	47	(50)
ACMA	(1)	(34)	52
Acquisition, integration and restructuring	—	—	3
Intangible asset amortization	(6)	(6)	(7)
Reported net income - Common shareholders	253	382	348
Underlying ROE (%)(1)	23.0%	22.6%	21.9%
Reported ROE (%)(1)	15.9%	23.0%	21.8%
Wealth sales & asset management gross flows(1)	4,938	3,755	5,424
Group - Health & Protection sales(1)	88	124	174
Individual - Protection sales(1)	142	112	171

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2024 Annual MD&A.

Profitability
Quarterly Comparison - Q4'24 vs. Q4'23
Underlying net income of $366 million increased $16 million or 5%, reflecting:
•Wealth & asset management up $9 million: Business growth and higher fee income driven by higher AUM largely offset by lower net investment results, including unfavourable credit experience.
•Group - Health & Protection down $6 million: Business growth and higher investment results more than offset by less favourable morbidity experience reflecting higher claims volumes and longer claims durations.
•Individual - Protection up $13 million: Favourable mortality experience driven by lower claims, and higher investment results.
•Lower earnings on surplus across all businesses primarily reflecting lower net interest income.

Reported net income of $253 million decreased $95 million or 27%, reflecting market-related and ACMA impacts. The market-related impacts were primarily from unfavourable interest rate impacts partially offset by improved real estate experience.

Growth
Quarterly Comparison - Q4'24 vs. Q4'23
Canada's sales included:
•Wealth sales & asset management gross flows of $4.9 billion were down 9%, reflecting timing of defined benefit solution sales in GRS and lower guaranteed product sales in Individual Wealth, partially offset by higher mutual fund sales in Individual Wealth.
•Group - Health & Protection sales of $88 million were down 49%, reflecting higher large case sales in the prior year.
•Individual - Protection sales of $142 million were down 17%, reflecting lower third-party sales.

20    Sun Life Financial Inc.     Fourth Quarter 2024        EARNINGS NEWS RELEASE

3. U.S.

	Quarterly results
(US$ millions)	Q4'24	Q3'24	Q4'23
Group - Health & Protection(1)	82	127	153
Individual - Protection(1)	33	34	34
Underlying net income(1)	115	161	187
Add: Market-related impacts	(39)	9	(33)
ACMA	—	104	(40)
Acquisition, integration and restructuring(2)	(9)	(8)	(19)
Intangible asset amortization	(16)	(16)	(18)
Other	(52)	—	—
Reported net income (loss) - Common shareholders	(1)	250	77
Underlying ROE (%)(1)	9.5%	13.4%	16.1%
Reported ROE (%)(1)	(0.1)%	20.8%	6.7%
After-tax profit margin for Group Benefits (%)(1)(3)	8.3%	9.9%	10.0%
Group - Health & Protection sales(1)	830	219	932

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2024 Annual MD&A.
(2)Includes integration costs associated with DentaQuest, acquired on June 1, 2022.
(3)Based on underlying net income, on a trailing four-quarter basis. For more details, see section H - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q4'24 vs. Q4'23
Underlying net income of US$115 million decreased US$72 million or 39%, driven by:
•Group - Health & Protection(1) down US$71 million: Unfavourable morbidity experience in medical stop-loss driven by claims severity.
•Individual - Protection(1) down US$1 million: In line with the prior year.

Reported net loss was US$1 million compared to reported net income of US$77 million in the prior year, reflecting the decrease in underlying net income and a non-recurring provision in Dental, partially offset by ACMA impacts. Unfavourable interest rate impacts were mostly offset by improved real estate experience.

Foreign exchange translation led to an increase of $4 million in underlying net income and an increase of $1 million in reported net loss.

Growth
Quarterly Comparison - Q4'24 vs. Q4'23
U.S. group sales of US$830 million were down 11% reflecting lower Dental, employee benefits and medical stop-loss sales. Dental sales primarily reflected lower Medicaid sales.

(1)Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types in the U.S. business group.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2024    21

4. Asia

	Quarterly results
($ millions)	Q4'24	Q3'24	Q4'23
Wealth & asset management(1)	25	29	16
Individual - Protection(1)(2)	179	158	138
Regional Office expenses & other(1)	(29)	(17)	(11)
Underlying net income(1)	175	170	143
Add: Market-related impacts	16	(57)	(142)
ACMA	13	(74)	(1)
Acquisition, integration and restructuring	(5)	(5)	(5)
Intangible asset amortization	(188)	(2)	(2)
Other	—	—	51
Reported net income - Common shareholders	11	32	44
Underlying ROE (%)(1)	12.6%	12.2%	10.5%
Reported ROE (%)(1)	0.8%	2.3%	3.2%
Wealth sales & asset management gross flows(1)	2,053	1,901	2,004
Individual - Protection sales(1)	601	618	536
Group - Health & Protection sales(1)(2)	21	21	16
New business CSM(2)	201	267	223

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2024 Annual MD&A.
(2)In underlying net income by business type, Group businesses in Asia have been included with Individual - Protection.

Profitability
Quarterly Comparison - Q4'24 vs. Q4'23
Underlying net income of $175 million increased $32 million or 22%, driven by:
•Wealth & asset management up $9 million: Higher fee income primarily driven by higher AUM.
•Individual - Protection up $41 million: Improved protection experience and higher contributions from joint ventures.
•Regional office expenses & other $(18) million increased net loss reflecting continued investments in the business across the region and higher incentive compensation.

Reported net income of $11 million decreased $33 million or 75%, driven by an impairment charge on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors, partially offset by market-related impacts and the increase in underlying net income. The market-related impacts were primarily from favourable interest rate impacts and improved real estate experience.

Foreign exchange translation led to an increase of $4 million in underlying net income and an increase of $6 million in reported net income.

Growth
Quarterly Comparison - Q4'24 vs. Q4'23
Asia's sales included:
•Individual sales of $601 million were up 10%(1), driven by higher sales in International due to a large case sale, India reflecting growth in the bancassurance and direct-to-consumer channels, and Hong Kong from growth in agency and bancassurance channels.
•Wealth sales & asset management gross flows were in line with(1) prior year, as higher money market fund sales in the Philippines and higher Mandatory Provident Fund ("MPF") sales in Hong Kong were offset by lower fixed income fund sales in India.
New business CSM of $201 million, was down from $223 million in the prior year, primarily driven by business mix.

(1)This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section H - Non-IFRS Financial Measures in this document.
22    Sun Life Financial Inc.     Fourth Quarter 2024        EARNINGS NEWS RELEASE

5. Corporate

	Quarterly results
($ millions)	Q4'24	Q3'24	Q4'23
Corporate expenses & other(1)	(97)	(92)	(94)
Underlying net income (loss)(1)	(97)	(92)	(94)
Add: Market-related impacts	(15)	33	53
ACMA	—	4	—
Acquisition, integration and restructuring	—	6	—
Other	(234)	—	—
Reported net income (loss) - Common shareholders	(346)	(49)	(41)

(1)Represents a non-IFRS financial measure. For more details, see section H - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in the 2024 Annual MD&A.

Profitability
Quarterly Comparison - Q4'24 vs. Q4'23
Underlying net loss was $97 million, in line with prior year's underlying net loss of $94 million.

Reported net loss was $346 million compared to reported net loss of $41 million in the prior year, reflecting lower tax exempt investment income.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2024    23

H. Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in the 2024 Annual MD&A under the heading M - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Common Shareholders' View of Reported Net Income
The following table provides the reconciliation of the Drivers of Earnings ("DOE") analysis to the Statement of Operations total net income. The DOE analysis provides additional detail on the sources of earnings, primarily for protection and health businesses, and explains the actual results compared to the longer term expectations. The underlying DOE and reported DOE are both presented on a common shareholders' basis by removing the allocations to participating policyholders.

($ millions)	Q4'24
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	735	—	735	75	14	824
Net investment result	402	(205)	197	(166)	140	171
ACMA(3)		13	13	—	(13)
Fee income:
Asset Management	505	(59)	446		(446)
Other fee income	91	—	91	(6)	2,265	2,350
Fee income						2,350
Other expenses	(513)	(342)	(855)	—	(1,901)	(2,756)
Income before taxes	1,220	(593)	627	(97)	59	589
Income tax (expense) benefit	(212)	(142)	(354)	(18)	—	(372)
Total net income	1,008	(735)	273	(115)	59	217
Allocated to Participating and NCI(4)	(23)	7	(16)	115	(59)	40
Dividends and Distributions(5)	(20)	—	(20)	—	—	(20)
Underlying net income(1)	965
Reported net income - Common shareholders		(728)	237	—	—	237

(1)For a breakdown of non-underlying adjustments made to arrive at underlying net income as well as the underlying DOE analysis, see the heading "Underlying Net Income and Underlying EPS" below.
(2)Removes the components attributable to the participating policyholders.
(3)Certain amounts within the Drivers of Earnings are presented on a net basis to reflect how the business is managed, compared to a gross basis in the Consolidated Financial Statements. For more details, refer to "Drivers of Earnings" in section 3 - Additional Non-IFRS Financial Measures in Section M - Non-IFRS Financial Measures in the 2024 Annual MD&A. For example, in this document, the reported net income impact of ACMA is shown in aggregate for Net insurance service result and Net investment result, and excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, Note 10.B.v of the 2024 Annual Consolidated Financial Statements shows the pre-tax net income impacts of method and assumption changes in aggregate, and CSM Impacts include amounts attributable to participating policyholders.
(4)Allocated to equity in the participating account and attributable to non-controlling interests.
(5)Dividends on preferred shares and distributions on other equity instruments.
24    Sun Life Financial Inc.     Fourth Quarter 2024        EARNINGS NEWS RELEASE

($ millions)	Q3'24
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	802	—	802	58	(160)	700
Net investment result	407	(7)	400	18	366	784
ACMA(3)		63	63	—	(63)
Fee income:
Asset Management	457	290	747		(747)
Other fee income	98	—	98	(4)	2,048	2,142
Fee income						2,142
Other expenses	(482)	(56)	(538)	—	(1,445)	(1,983)
Income before taxes	1,282	290	1,572	72	(1)	1,643
Income tax (expense) benefit	(232)	35	(197)	(18)	—	(215)
Total net income	1,050	325	1,375	54	(1)	1,428
Allocated to Participating and NCI(4)	(14)	7	(7)	(54)	1	(60)
Dividends and Distributions(5)	(20)	—	(20)	—	—	(20)
Underlying net income(1)	1,016
Reported net income - Common shareholders		332	1,348	—	—	1,348
Refer to the footnotes on the previous page

($ millions)	Q4'23
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	769	—	769	61	(168)	662
Net investment result	427	(415)	12	25	224	261
ACMA(3)		6	6	—	(6)
Fee income:
Asset Management	460	(57)	403		(403)
Other fee income	66	3	69	(5)	2,001	2,065
Fee income						2,065
Other expenses	(489)	(92)	(581)	—	(1,620)	(2,201)
Income before taxes	1,233	(555)	678	81	28	787
Income tax (expense) benefit	(203)	314	111	(24)	—	87
Total net income	1,030	(241)	789	57	28	874
Allocated to Participating and NCI(4)	(27)	7	(20)	(57)	(28)	(105)
Dividends and Distributions(5)	(20)	—	(20)	—	—	(20)
Underlying net income(1)	983
Reported net income - Common shareholders		(234)	749	—	—	749
Refer to the footnotes on the previous page

2. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:
•Market-related impacts reflecting the after-tax difference in actual versus expected market movements;
•Assumptions changes and management actions;
•Other adjustments:
i)Management’s ownership of MFS shares;
ii)Acquisition, integration, and restructuring;
iii)Intangible asset amortization;
iv)Other items that are unusual or exceptional in nature.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2024    25

For additional information about the adjustments removed from reported net income to arrive at underlying net income, refer to section M - Non-IFRS Financial Measures - 2 - Underlying Net Income and Underlying EPS in the 2024 Annual MD&A.

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results			Year-to-date
($ millions, after-tax)	Q4'24	Q3'24	Q4'23	2024	2023
Underlying net income	965	1,016	983	3,856	3,728
Market-related impacts
Equity market impacts	(15)	36	8	25	(13)
Interest rate impacts(1)	(86)	38	(53)	(60)	(14)
Impacts of changes in the fair value of investment properties (real estate experience)	(78)	(45)	(148)	(338)	(427)
Add: Market-related impacts	(179)	29	(193)	(373)	(454)
Add: Assumption changes and management actions	11	36	(1)	56	36
Other adjustments
Management's ownership of MFS shares	—	(10)	(11)	(22)	12
Acquisition, integration and restructuring(2)(3)(4)(5)(6)(7)	(30)	312	(42)	140	(155)
Intangible asset amortization(8)	(223)	(35)	(38)	(332)	(132)
Other(9)(10)(11)(12)(13)	(307)	—	51	(276)	51
Add: Total of other adjustments	(560)	267	(40)	(490)	(224)
Reported net income - Common shareholders	237	1,348	749	3,049	3,086
Underlying EPS (diluted) ($)	1.68	1.76	1.68	6.66	6.36
Add: Market-related impacts ($)	(0.31)	0.05	(0.33)	(0.65)	(0.78)
Assumption changes and management actions ($)	0.02	0.06	—	0.10	0.06
Management's ownership of MFS shares ($)	—	(0.02)	(0.02)	(0.04)	0.02
Acquisition, integration and restructuring ($)	(0.05)	0.54	(0.07)	0.24	(0.26)
Intangible asset amortization ($)	(0.39)	(0.06)	(0.07)	(0.57)	(0.23)
Other ($)	(0.54)	—	0.09	(0.48)	0.09
Reported EPS (diluted) ($)	0.41	2.33	1.28	5.26	5.26

(1)Our results are sensitive to long term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $13 million in Q4'24 and $76 million in 2024 (Q3'24 - $19 million; Q4'23 - $24 million; 2023 - $86 million).
(3)Reflects changes in estimated future payments for options to purchase the remaining ownership interests of SLC Management affiliates - a decrease of $10 million in Q4'24 and a decrease of $344 million in 2024 (Q3'24 - a decrease of $334 million; Q4'23 - $nil; 2023 - an increase of $42 million). For additional information, refer to Note 5 of our 2024 Annual Consolidated Financial Statements.
(4)Includes integration costs associated with DentaQuest, acquired on June 1, 2022.
(5)Includes a $65 million gain on the sale of the sponsored markets business in Canada in Q1'23 and a $19 million gain on the sale of Sun Life UK in Q2'23.
(6)To meet regulatory obligations, in Q1'24, we sold 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited ("partial sale of ABSLAMC"), generating a gain of $84 million. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently, in Q2'24, we sold an additional 0.2% of our ownership interest.
(7)Q2'24 includes a restructuring charge of $108 million in the Corporate business group.
(8)Includes an impairment charge of $186 million on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors in Q4'24.
(9)On December 27, 2023, Bermuda enacted its Corporate Income Tax Act 2023, which will apply a 15% income tax beginning on January 1, 2025 ("Bermuda Corporate Income Tax Change"). The enacted legislation provides an economic transition adjustment that aligns an entity’s starting point for the tax regime more closely with its economic position prior to the application of the Corporate Income Tax 2023. The benefit of this economic transition adjustment was recognized in 2023. As a result, reported net income increased by $51 million in 2023, reflected in Other adjustments.
(10)Includes the early termination of a distribution agreement in Asset Management in Q1'24.
(11)Includes a Pillar Two global minimum tax adjustment in Q2'24. For additional information, refer to Note 19 of our 2024 Annual Consolidated Financial Statements and section D - Profitability in the 2024 Annual MD&A.
(12)Includes a non-recurring provision in U.S. Dental in Q4'24.
(13)Includes an adjustment for lower tax exempt investment income of $234 million in the Corporate business group in Q4'24.

26    Sun Life Financial Inc.     Fourth Quarter 2024        EARNINGS NEWS RELEASE

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results			Year-to-date
($ millions)	Q4'24	Q3'24	Q4'23	2024	2023
Underlying net income (after-tax)	965	1,016	983	3,856	3,728
Underlying net income adjustments (pre-tax):
Add: Market-related impacts	(221)	(12)	(436)	(428)	(726)
Assumption changes and management actions ("ACMA")(1)	13	63	6	86	53
Other adjustments	(378)	246	(118)	(345)	(373)
Total underlying net income adjustments (pre-tax)	(586)	297	(548)	(687)	(1,046)
Add: Taxes related to underlying net income adjustments	(142)	35	314	(120)	404
Reported net income - Common shareholders (after-tax)	237	1,348	749	3,049	3,086

(1)In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the net income impacts of method and assumption changes in Note 10.B.v of the 2024 Annual Consolidated Financial Statements shows the pre-tax net income impacts of method and assumption changes in aggregate, and CSM Impacts include amounts attributable to participating policyholders.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

3. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures, and a full listing is available in section M - Non-IFRS Financial Measures in the 2024 Annual MD&A.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party AUM and Consolidation adjustments. "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM. For additional information about Third-party AUM, refer to sections E - Growth - 2 - Assets Under Management and
M - Non-IFRS Financial Measures in the 2024 Annual MD&A.

	Quarterly results
($ millions)	Q4'24	Q4'23
Assets under management
General fund assets	221,935	204,789
Segregated funds	148,786	128,452
Third-party AUM(1)	1,216,952	1,105,081
Consolidation adjustments(1)	(45,333)	(38,717)
Total assets under management	1,542,340	1,399,605

(1)Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in the 2024 Annual MD&A.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions and short-term loans that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at December 31, 2024	As at December 31, 2023
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	479	712
Debt securities(1)	780	1,228
Equity securities(2)	112	102
Sub-total	1,371	2,042
Less: Loans related to acquisitions and short-term loans(3) (held at SLF Inc. and its wholly owned holding companies)	(17)	(411)
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	1,354	1,631

(1)Includes publicly traded bonds.
(2)Includes ETF Investments.
(3)Includes drawdowns from credit facilities to manage timing of cash flows.

Fee-related earnings and Operating income are non-IFRS financial measures within SLC Management's Supplemental Income Statement, which enhances the comparability of SLC Management's results with publicly traded alternative asset managers. For more details, see our Supplementary Financial Information package for the quarter.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2024    27

The following table provides a reconciliation from Fee-related earnings and Operating income to SLC Management's Fee income and Total expenses based on IFRS.

SLC Management
($ millions)	Q4'24	Q3'24	Q4'23
Fee income (per IFRS)	572	411	503
Less: Non-fee-related revenue adjustments(1)(2)	242	105	181
Fee-related revenue	330	306	322
Total expenses (per IFRS)	509	80	440
Less: Non-fee-related expense adjustments(2)(3)	258	(154)	210
Fee-related expenses	251	234	230
Fee-related earnings	79	72	92
Add: Investment income (loss) and performance fees(4)	60	22	57
Add: Interest and other(5)	(36)	(25)	(39)
Operating income	103	69	110

(1)Includes Interest and other - fee income, Investment income (loss) and performance fees - fee income, and Other - fee income.
(2)Excludes the income and related expenses for certain property management agreements to provide more accurate metrics on our fee-related business.
(3)Includes Interest and other, Placement fees - other, Amortization of intangibles, Acquisition, integration and restructuring, and Other - expenses.
(4)Investment income (loss) and performance fee in SLC Management's Supplemental Income Statement relates to the underlying results of our seed investments. As such, we have excluded non-underlying market-related impacts as well as the gains or losses of certain non-seed hedges that are reported under Net investment income (loss) under IFRS. The reconciliation is as follows (amounts have been adjusted for rounding):

($ millions)	Q4'24	Q3'24	Q4'23
Net investment income (loss) (per IFRS)	37	32	28
Less: Market-related impacts and Other - Investment income (loss)	(2)	12	3
Add: Investment income (loss) and performance fees - fee income	21	2	32
Investment income (loss) and performance fees	60	22	57
(5)Includes Interest and other reported under Fee income under IFRS, net of Interest and other reported under Total expenses under IFRS.

Pre-tax net operating margin. This ratio is a measure of the profitability and there is no directly comparable IFRS measure. For MFS, this ratio is calculated by excluding management's ownership of MFS shares and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating margin and have no impact on the profitability of MFS. For SLC Management, the ratio is calculated by dividing the total operating income by fee-related revenue plus investment Income (loss) and performance fees, and is based on the last twelve months.

The following table provides a reconciliation to calculate MFS' pre-tax net operating margin:

MFS
(US$ millions)	Q4'24	Q3'24	Q4'23	2024	2023
Revenue
Fee income (per IFRS)	855	854	790	3,370	3,196
Less: Commissions	100	101	97	399	395
Less: Other(1)	(14)	(16)	(13)	(57)	(53)
Adjusted revenue	769	769	706	3,028	2,854
Expenses
Expenses (per IFRS)	583	600	570	2,391	2,244
Net investment (income)/loss (per IFRS)	(19)	(26)	(29)	(95)	(93)
Less: Management's ownership of MFS shares (net of NCI)(2)	10	19	18	57	34
Compensation-related equity plan adjustments	10	12	10	36	16
Commissions	100	101	97	399	395
Other(1)	(13)	(15)	(11)	(51)	(52)
Adjusted expenses	457	457	427	1,855	1,758
Pre-tax net operating margin	40.5%	40.5%	39.4%	38.7%	38.4%

(1)Other includes accounting basis differences, such as sub-advisory expenses and product allowances.
(2)Excluding non-controlling interest. For more information on Management's ownership of MFS shares, see the heading Underlying Net Income and Underlying EPS.

28    Sun Life Financial Inc.     Fourth Quarter 2024        EARNINGS NEWS RELEASE

4. Reconciliations of Select Non-IFRS Financial Measures
Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q4'24
($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	360	366	161	175	(97)	965
Add: Market-related impacts (pre-tax)	(18)	(142)	(74)	27	(14)	(221)
ACMA (pre-tax)	—	(1)	(1)	15	—	13
Other adjustments (pre-tax)	(34)	(8)	(143)	(193)	—	(378)
Tax expense (benefit)	18	38	50	(13)	(235)	(142)
Reported net income (loss) - Common shareholders	326	253	(7)	11	(346)	237
	Q3'24
Underlying net income (loss)	344	375	219	170	(92)	1,016
Add: Market-related impacts (pre-tax)	(7)	13	14	(55)	23	(12)
ACMA (pre-tax)	—	(47)	180	(74)	4	63
Other adjustments (pre-tax)	304	(8)	(43)	(7)	—	246
Tax expense (benefit)	3	49	(31)	(2)	16	35
Reported net income (loss) - Common shareholders	644	382	339	32	(49)	1,348
	Q4'23
Underlying net income (loss)	331	350	253	143	(94)	983
Add: Market-related impacts (pre-tax)	(11)	(223)	(60)	(142)	—	(436)
ACMA (pre-tax)	—	72	(65)	(1)	—	6
Other adjustments (pre-tax)	(39)	(6)	(65)	(8)	—	(118)
Tax expense (benefit)	16	155	38	52	53	314
Reported net income (loss) - Common shareholders	297	348	101	44	(41)	749

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Unit - Asset Management

	Q4'24		Q3'24		Q4'23
($ millions)	MFS	SLC Management	MFS	SLC Management	MFS	SLC Management
Underlying net income (loss)	301	59	297	47	261	70
Add: Market-related impacts (pre-tax)	—	(18)	—	(7)	—	(11)
Other adjustments (pre-tax)	4	(38)	(5)	309	(7)	(32)
Tax expense (benefit)	(4)	22	(5)	8	(4)	20
Reported net income (loss) - Common shareholders	301	25	287	357	250	47

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax in U.S. dollars

	Q4'24		Q3'24		Q4'23
(US$ millions)	U.S.	MFS	U.S.	MFS	U.S.	MFS
Underlying net income (loss)	115	216	161	218	187	191
Add: Market-related impacts (pre-tax)	(52)	—	9	—	(42)	—
ACMA (pre-tax)	—	—	134	—	(49)	—
Other adjustments (pre-tax)	(103)	3	(31)	(4)	(47)	(5)
Tax expense (benefit)	39	(3)	(23)	(4)	28	(3)
Reported net income (loss) - Common shareholders	(1)	216	250	210	77	183

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2024    29

Underlying Net Income to Reported Net Income Reconciliation - U.S. Group Benefits - Pre-tax in U.S. dollars
The following table sets out the amounts that were excluded from our underlying net income (loss) for U.S. Group Benefits, which is used to calculate the trailing four-quarter after-tax profit margin for U.S. Group Benefits.

(US$ millions)	Q4'24	Q3'24	Q2'24	Q1'24	Q4'23	Q3'23	Q2'23	Q1'23
Underlying net income (loss) for U.S. Group Benefits	62	118	124	118	138	96	116	128
Add: Market-related impacts (pre-tax)	(18)	17	(11)	(8)	14	(10)	(6)	4
ACMA (pre-tax)	—	8	—	—	(11)	47	—	—
Other adjustments (pre-tax)	(5)	(5)	(6)	(7)	(9)	(6)	(6)	(5)
Tax expense (benefit)	5	(4)	3	3	1	(6)	2	1
Reported net income (loss) - Common shareholders	44	134	110	106	133	121	106	128

I. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) relating to estimated future payments for acquisition-related contingent considerations and options to purchase the remaining ownership interests of SLC Management affiliates; (iv) relating to the use of proceeds from the offering of the Series 2024-1 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2036; (v) that are predictive in nature or that depend upon or refer to future events or conditions; and (vi) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the
2024 Annual MD&A under the headings D - Profitability - 5 - Income taxes, G - Financial Strength and K - Risk Management and in SLF Inc.’s 2024 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; environmental and social issues and their related laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

30    Sun Life Financial Inc.     Fourth Quarter 2024        EARNINGS NEWS RELEASE

Earnings Conference Call
The Company's Q4'24 financial results will be reviewed at a conference call on Thursday, February 13, 2025, at 10:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q4'25 period end.

Media Relations:	Investor Relations:
media.relations@sunlife.com	investor_relations@sunlife.com

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2024    31